Client:	**JP MORGAN CHASE & CO**
Type:	**FWP**
Job:	**27950_049/DP52686_FWPDSSG**
Date:	**01/20/2015 10:44 AM**

Type:	**FWP**
Job:	**27950_049/DP52686_FWPDSSG**
Date:	**01/20/2015 10:44 AM**

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Document Name 3*	slide13.jpg
Document Type 3*	Graphic
Document Description 3	Graphic
Document Name 4*	slide12.jpg
Document Type 4*	Graphic
Document Description 4	Graphic
Document Name 5*	slide11.jpg
Document Type 5*	Graphic
Document Description 5	Graphic
Document Name 6*	slide10.jpg
Document Type 6*	Graphic
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Document Name 7*	slide09.jpg
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Document Description 7	Graphic
Document Name 8*	slide08.jpg
Document Type 8*	Graphic
Document Description 8	Graphic
Document Name 9*	slide07.jpg
Document Type 9*	Graphic
Document Description 9	Graphic
Document Name 10*	slide06.jpg
Document Type 10*	Graphic
Document Description 10	Graphic
Document Name 11*	slide05.jpg
Document Type 11*	Graphic
Document Description 11	Graphic
Document Name 12*	slide04.jpg
Document Type 12*	Graphic
Document Description 12	Graphic
Document Name 13*	slide03.jpg
Document Type 13*	Graphic
Document Description 13	Graphic
Document Name 14*	slide02.jpg
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Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-199966
Dated January 20, 2015

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-199966
January 6, 2015



January 2015

J.P. Morgan Structured Investments

The J.P. Morgan ETF Efficiente DS 5 Index

Strategy Guide

Important Information

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities linked to JPMorgan ETF Efficiente DS 5 Index (the "Strategy") are our senior unsecured obligations and are not secured debt. Investing in these securities is not equivalent to a direct investment in the Strategy or any index fund that forms part of the Strategy.

Investments in securities linked to the Strategy require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

Any historical composite performance records included in this free writing prospectus are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this free writing prospectus. No representation is being made that the Strategy will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the securities linked to the Strategy use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. For time periods prior to the launch of an exchange-traded fund included in the Strategy and such exchange-traded fund's initial satisfaction of a minimum liquidity standard, back-testing uses alternative performance information derived from a related index, after deducting hypothetical fund fees, rather than performance information for such exchange-traded fund.

The results obtained from "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. J.P. Morgan provides no assurance or guarantee that the securities linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations.

J.P. MORGAN ETF EFFICIENTE DS 5 INDEX

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth below. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. JPMS is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

J.P. MORGAN ETF EFFICIENTE DS 5 INDEX

Overview

The J.P. Morgan ETF Efficiente DS 5 Index (the "**Index**" or "**ETF Efficiente DS**") is a sequel to the JPMorgan ETF Efficiente 5 Index ("**ETF Efficiente**"). ETF Efficiente DS employs the same framework based on momentum and modern portfolio theory that underlies ETF Efficiente to determine a monthly asset allocation ("**Monthly Reference Portfolio**") that targets 5% volatility. In ETF Efficiente DS we introduce a daily volatility targeting mechanism which is overlaid on the monthly asset allocation. ETF Efficiente DS targets the 5% volatility on a daily basis by varying the exposure the Index takes to the Monthly Reference Portfolio daily — increasing the exposure to the Monthly Reference Portfolio when the volatility of the portfolio decreases, and decreasing the exposure when the volatility of the portfolio increases.

Key features of the Index include:

- the use of ETFs to provide access to a broad range of asset classes and geographic regions;

- exposure to developed market equities, bonds (including Treasuries and corporate bonds), emerging markets, alternative investments (broad commodities exposure, gold and real estate) and inflation;

- the weights allocated to the Basket Constituents with the Monthly Reference Portfolio are dynamic and are determined monthly based on a rules-based methodology that targets an annualized volatility of 5% or less;

- an algorithmic portfolio construction which utilizes momentum and correlation across asset classes;

- The Index aims to target the volatility of 5% on a daily basis by overlaying onto the monthly asset selection a mechanism that varies the exposure the Index takes to the Monthly Reference Portfolio daily, based on historical volatility. The exposure ranges from 0% to 150%, increasing when the volatility of the portfolio decreases and decreasing when the volatility increases;

- the Index is an excess return index and reflects the weighted performance of its underlying assets (including reinvested dividends for the ETF Constituents) in excess of the performance of the JPMorgan Cash Index USD 3 Month (the "**Cash Index**"); and

- The Index levels incorporate the daily deduction fee of 1.0% per annum and are published on Bloomberg under the ticker EEJPDS5E.

The table and graph on the following page illustrate the performance of the Index based on the hypothetical back-tested closing levels from December 31, 2004 through September 24, 2012 and actual performance from September 25, 2012 to December 31, 2014. Based on the hypothetical back-tested and historical performance, the Index realized annualized returns of 5.17% per annum over the period. The "hypothetical excess return version" of an asset refers to a hypothetical index constructed from the returns of such asset with the returns of the Cash Index deducted. The hypothetical excess return versions of the S&P 500 Index and the Barclays Aggregate Bond Index will be referred to as the "**S&P 500 Index (Excess Return)**" and "**Barclays Aggregate Bond Index (Excess Return)**", respectively. There is no guarantee that ETF Efficiente DS will outperform the S&P 500 Index (Excess Return) or the Barclays Aggregate Bond Index (Excess Return) during the term of your investment in Notes linked to the Index.

J.P. MORGAN ETF EFFICIENTE DS 5 INDEX

4

Hypothetical Comparison of ETF Efficiente DS (December 31, 2004 to December 31, 2014)			
	J.P. Morgan ETF Efficiente DS 5 Index	S&P 500® Index (Excess Return)	Barclays Aggregate Bond Index (Excess Return)
12 Month Return	5.84%	13.30%	5.60%
3 Year Return (Annualized)	4.36%	19.79%	2.13%
10 Year Return (Annualized)	5.17%	5.34%	2.44%
Annualized volatility	5.62%	20.44%	3.68%
Sharpe Ratio	0.92	0.26	0.66

Source: Bloomberg and J.P. Morgan. Data as of December 31, 2014. **Please see notes immediately following the graph below.**



Hypothetical Performance of ETF Efficiente DS (December 31, 2004 to December 31, 2014)

Legend:
— JPMorgan ETF Efficiente DS 5 Index
— S&P 500 (Excess Return)
— Barclays Aggregate Index (Excess Return)

Source: Bloomberg and J.P. Morgan

Note: Because the Index did not exist prior to September 25, 2012, all retrospective levels provided in the graph and table above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see "*Important Information*" at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns.

"Return" is the percentage return of the relevant index over the period indicated, and where "Annualized" is indicated, is the annual compounded return of the relevant index over the period.

"Annualized volatility" is the annualized standard deviation of the daily returns of the relevant index for the 10-year period from December 31, 2004 through December 31, 2014.

Sharpe Ratio means the 10-Year Return divided by the annualized volatility which is also determined over 10 years.

Index Description

The construction of the Index follows a two-step process:

- ■ **Step 1: Construction of the Monthly Reference Portfolio:**

  On a monthly basis, the Index employs an allocation strategy based on modern portfolio theory to construct a Monthly Reference Portfolio as more fully described in the section *"Monthly Reference Portfolio Construction."* The Index seeks to identify the weights for each Basket Constituent within the Monthly Reference Portfolio that would have resulted in the hypothetical portfolio with the highest return over the previous six months while realizing an annualized volatility over the same period of 5% or less. If no such portfolio exists, the target volatility is increased in increments of 1%, and the selection procedure is repeated until a portfolio is identified.

  The methodology used in constructing the Monthly Reference Portfolio for ETF Efficiente DS 5 is identical to that used in selecting the monthly asset portfolio in the JPMorgan ETF Efficiente 5 Index.

- ■ **Step 2: Daily Dynamic Exposure**

  The Index targets a volatility of 5% on a daily basis by varying the Index's exposure to the Monthly Reference Portfolio on a daily basis. On each day, the Index's exposure to the Monthly Reference Portfolio is equal to the ratio of the 5% target volatility to the historical 1-month volatility of the Monthly Reference Portfolio, capped at 150%, as more fully described in the section *"Daily Dynamic Exposure."*

Monthly Reference Portfolio Construction

On a monthly basis, the Index employs an allocation strategy based on modern portfolio theory to construct a Monthly Reference Portfolio. The modern portfolio theory approach to asset allocation suggests how a rational investor should allocate capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an "efficient frontier" to define the Monthly Reference Portfolio. An efficient frontier for a portfolio of assets defines the optimal return of the portfolio for a given amount of risk, using the volatility of returns of hypothetical portfolios as the measure of risk.

Illustration of the Efficient Frontier



On a monthly basis, J.P. Morgan Securities plc, acting as the ETF Efficiente DS calculation agent, will determine the allocations to the Basket Constituents within the new Monthly Reference Portfolio based on the mathematical rules that govern the selection of the Monthly Reference Portfolio. The weight for each Basket Constituent will be determined subject to certain weighting constraints, including constraints on the weight of each Basket Constituent as well as, in some cases, constraints on the sum of the weights of Basket Constituents within a sector. For more information on the weighting constraints related to the Basket Constituents comprising the Index, see *"What are the Basket Constituents?"*

The Index seeks to identify the weight for each Basket Constituent that would have resulted in the hypothetical portfolio with the highest return over the previous six months while realizing an annualized volatility over the same period of 5% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 5% or less is selected, and the weighting for such portfolio is applied to the Basket Constituents.

No assurance can be given that the ETF Efficiente DS Index will achieve its target volatility of 5%. The actual realized volatility of the ETF Efficiente DS Index may be greater or less than 5%.

On each selection date, the weighting algorithm implements the following steps:

- The Index calculation agent identifies all Eligible Portfolios as described under *"What are the Basket Constituents?"* and calculates the performance for each portfolio for an observation period over the previous six months.

- For each Eligible Portfolio, the Index calculation agent calculates the annualized realized volatility over the six-month period.

- The performance and the volatilities of the Eligible Portfolios are used to construct the "efficient frontier."

- The Index calculation agent selects the Eligible Portfolio with the strongest performance that has an annualized realized volatility equal to or less than 5%. If no such portfolio exists, the target volatility is increased in increments of 1%, and the selection procedure is repeated until a portfolio is identified.

There is no guarantee that the concept of an efficient frontier combined with modern portfolio theory will generate positive returns for the Index or that other theories applied to the portfolio of the Basket Constituents would not produce a better result than an investment linked to the Index.

What are the Basket Constituents?

The following table sets forth the Basket Constituents that compose the Index and the maximum weighting constraints assigned to each asset as well as specific groups of assets ("sectors").

Basket Constituents				
Sector / Sector Cap	Asset Class	Assets	Ticker	Asset Cap
Developed Equity 50%	U.S. Equities	SPDR S&P 500® ETF Trust	SPY	20%
	U.S. Small Cap Equities	iShares® Russell 2000 ETF	IWM	10%
	Developed Market Equities (excluding U.S.)	iShares® MSCI EAFE ETF	EFA	20%
Bonds 50%	Treasuries	iShares® 20+ Year Treasury Bond ETF	TLT	20%
	Investment Grade Bonds	iShares® iBOXX $ Investment Grade Corporate Bond ETF	LQD	20%
	High Yield Bonds	iShares® iBOXX $ High Yield Corporate Bond ETF	HYG	20%
Emerging Markets 25%	Emerging Market Equities	iShares® MSCI Emerging Markets ETF	EEM	20%
	Emerging Market Bonds	iShares® JPMorgan USD Emerging Markets Bond Fund	EMB	20%
Alternative Investments 25%	Real Estate	iShares® Real Estate Index ETF	IYR	20%
	Broad Commodities	iShares® S&P GSCI™ Commodity-Indexed Trust	GSG	10%
	Gold	SPDR® Gold Trust	GLD	10%
50%	Inflation Protected Bonds	iShares® Barclays TIPS Bond ETF	TIP	50%
	Cash	JPMorgan Cash Index USD 3 Month	JPCAUS3M	50%

Note: See the relevant disclosure statement for more information on the Index and the Basket Constituents.

An Eligible Portfolio is any hypothetical portfolio composed of the above Basket Constituents whose weights satisfy the following weighting constraints:

- The minimum possible weight assigned to any Basket Constituent is 0%.

- The weight assigned to each Basket Constituent is an integral multiple of 5%.

J.P. MORGAN ETF EFFICIENTE DS 5 INDEX

■ The maximum possible weight assigned to any Basket Constituent is 20%, with the exception of (i) the JPMorgan Cash Index USD 3 Month or the iShares® Barclays TIPS Bond Fund, each of which have a maximum possible weight of 50%; and (ii) the iShares® Russell 2000 Index Fund, the iShares® S&P GSCI Commodity-Indexed Trust or the SPDR® Gold Trust, each of which have a maximum possible weight of 10%. Under certain circumstances, the weighting of the JPMorgan Cash Index USD 3 Month may be greater than 50%. The weight of the JPMorgan Cash Index USD 3 Month at any given time represents the portion of the Index that is uninvested at that time.

■ The maximum possible weight assigned to (i) either the Developed Equity or the Bonds sector is 50%; and (ii) either the Emerging Markets or the Alternative Investments sector is 25%. In addition, the sum of the weights assigned to the JPMorgan Cash Index USD 3 Month and the iShares® Barclays TIPS Bond Fund cannot exceed 50%.

■ The sum of the weights assigned to all Basket Constituents will be equal to 100%.

Daily Dynamic Exposure

ETF Efficiente DS targets the desired volatility of 5% on a daily basis by varying the exposure the Index takes to the Monthly Reference Portfolio daily. On each day, the exposure the Index takes to the Monthly Reference Portfolio ranges from 0% to 150% and is determined by dividing the 5% target volatility by the historical 1-month volatility of the Monthly Reference Portfolio. The exposure increases when the 1-month volatility of the Monthly Reference Portfolio decreases, and decreases when the volatility increases, employing leverage up to 150% when the volatility is less than 5%. When the daily exposure to the Monthly Reference Portfolio is less than one, the balance of the exposure is uninvested.

The figure below illustrates how the exposure to the Monthly Reference Portfolios varies with volatility.



8

Historical analysis

Diversified exposure

The Index aims to provide exposure across a diverse spectrum of asset classes and geographic regions.

Diversified exposure

As illustrated in the table below, equities (as represented by the S&P 500 Index) and bonds (as represented by the Barclays Capital Aggregate Index) have historically displayed negative correlation. Correlation can be described as a measure of the degree to which two components change relative to each other. A diversified approach to investing would stipulate maintaining exposure to a variety of asset classes to attempt to generate positive returns in a wide range of market environments.

Based on the rebalancing methodology and the constraints described in *"What are the Basket Constituents?"*, ETF Efficiente DS can dynamically allocate to the Basket Constituents in response to the changes in the market environment, with the potential to exploit any low historical correlations exhibited by the Basket Constituents. The hypothetical correlations below illustrate that returns of the Index have historically not been highly correlated to either bonds or equities.

Summary of hypothetical correlations for ETF Efficiente DS (December 31, 2004 – December 31, 2014)			
	ETF Efficiente DS	S&P 500 Index	Barclays Capital U.S. Aggregate Bond Index
ETF Efficiente DS	100%	32.30%	26.25%
S&P 500 Index		100%	-28.44%
Barclays Aggregate Index			100%

Source: Bloomberg and J.P. Morgan

Note: Based on the daily hypothetical back-tested and historical returns. **Future correlations may be higher or lower than the hypothetical, historical correlations in the summary above.** Because the Index did not exist prior to September 25, 2012, all retrospective levels provided in the graph and table above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see *"Important Information"* at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns. The correlations shown above are for informational purposes only.

J.P. MORGAN ETF EFFICIENTE DS 5 INDEX

Target volatility and daily dynamic exposure

As described in *"Index description"*, the Index targets an annualized realized volatility of 5% via a two-step process. First, the Index selects on a monthly basis a Monthly Reference Portfolio that targets a 5% volatility. Second, the Index adjusts its exposure to the Monthly Reference Portfolio on a daily basis to target the 5% volatility. The graph below illustrates the 1-month volatility of the Monthly Reference Portfolio and the exposure that the Index would take to the portfolio.

Volatility is a measurement of the variability of returns. The historical or "realized" volatility of a portfolio can be measured in a number of ways. For the purposes of the graph below, the volatility of the Monthly Reference Portfolio is measured for a 1-month period and is calculated in the same manner as more fully described in the relevant disclosure statement or underlying supplement.



Hypothetical volatility of and exposure to the Monthly Reference Portfolio (July 1, 2005 to December 31, 2014)

Legend:
- Exposure to Monthly Reference Portfolio (right axis)
- 1-month volatility of Monthly Reference Portfolio(s) (left axis)
- Target Volatility (left axis)

Source: Bloomberg and J.P. Morgan

Note: The hypothetical, historical annualized volatility of the Monthly Reference Portfolios and exposure to the Monthly Reference Portfolios are presented for informational purposes only. The back-tested, hypothetical, historical annualized volatility and exposures have inherent limitations. These volatility and exposure levels reflect hypothetical historical performance. No representation is made that in the future the Monthly Reference Portfolios in ETF Efficiente DS will have the volatilities as shown above or that ETF Efficiente DS will have the exposures shown above to the Monthly Reference Portfolios. There is no guarantee that ETF Efficiente DS will outperform any alternative investment strategy. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual 1-month annualized volatilities and exposures will vary, perhaps materially, from this analysis. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Hypothetical historical sector allocations

The graph below illustrates the hypothetical historical allocation to the various sectors in the Monthly Reference Portfolio over time. For a detailed description of which Basket Constituents make up each sector displayed in this graph, please see *"What are the Basket Constituents?"* The graph on the following page shows the hypothetical average weight allocated to each sector over the time period.



Hypothetical sector allocations within the Monthly Reference Portfolio (January 2005 to January 2015)

Source: J.P. Morgan

Note: The hypothetical allocations are obtained from hypothetical back-testing of the ETF Efficiente DS algorithm and should not be considered indicative of the actual weights that would be assigned to the sectors or the applicable Basket Constituents during your investment in Notes linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the sectors or the applicable Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those in the hypothetical historical allocations contained in this hypothetical backtest. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

J.P. MORGAN ETF EFFICIENTE DS 5 INDEX

Hypothetical average allocations within the Monthly Reference Portfolios in declining equity markets

July 2000 to March 2003



November 2007 to March 2009



Hypothetical average allocations within the Monthly Reference Portfolios in rising equity markets

April 2003 to October 2007



April 2009 to December 2010



Source: J.P. Morgan. Numbers have been rounded for convenience.

Note: The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual weights that would be assigned to the sectors or the applicable Basket Constituents during the term of your investment in securities linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the sectors or the applicable Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations contained in this hypothetical backtest. Please see "*Important Information*" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

J.P. MORGAN ETF EFFICIENTE DS 5 INDEX

Risks associated with the Index

THERE ARE RISKS ASSOCIATED WITH A MOMENTUM-BASED INVESTMENT STRATEGY— The Index employs a mathematical model intended to implement what is known as a momentum-based strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This Index is different from a strategy that seeks long-term exposure to a portfolio with fixed weights. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

THE INDEX MAY NOT ACHIEVE ITS TARGET VOLATILITY— The exposure of the Index to the synthetic portfolio of Basket Constituents is determined by a two-step process, composed of a monthly selection process to determine the weighting assigned to each Basket Constituent in the synthetic portfolio and a daily adjustment of the exposure to the synthetic portfolio intended to achieve a target annualized volatility of 5% on a daily basis. The monthly weights and daily adjustments are based on the historical volatility of the synthetic portfolio and are subject to certain constraints. However, there is no guarantee that historical trends will continue in the future. Accordingly, the actual realized annualized volatility of the Index may be greater than or less than 5%, which may adversely affect the level of the Index.

THE COMMODITY FUTURES CONTRACTS UNDERLYING THE ISHARES S&P GSCI COMMODITY-INDEXED TRUST ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES— The commodity futures contracts that underlie the iShares S&P GSCI Commodity-Indexed Trust are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the Index or your investment linked to the Index. Under these circumstances, we may, in our sole and absolute discretion, determine your payment at maturity early. Because we will not make this early determination payment until the maturity date, the amount you receive at maturity will not reflect any further appreciation of the Strategy after such early determination.

THE DAILY ADJUSTMENT OF THE EXPOSURE OF THE INDEX TO THE SYNTHETIC PORTFOLIO OF BASKET CONSTITUENTS MAY IMPACT PERFORMANCE — Due to the daily exposure adjustments, the Index may fail to realize gains due to price appreciation of the synthetic portfolio at a time when the exposure is less than 100% or may suffer increased losses due to price depreciation of the synthetic portfolio when the exposure is above 100%. As a result, the Index may underperform an index that does not include a daily exposure adjustment.

THE INDEX MAY BE PARTIALLY UNINVESTED — The aggregate weight of the Cash Index at any given time represents the portion of the synthetic portfolio that is uninvested. In addition, when the exposure of the Index to the synthetic portfolio is less than 100%, a portion of the synthetic portfolio will be uninvested. The Index will reflect no return for any uninvested portion.

OUR AFFILIATE, J.P. MORGAN SECURITIES PLC, OR JPMS PLC, IS THE CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL— The policies and judgments of JPMS plc could have an impact, positive or negative, on the Index. JPMS plc is under no obligation to consider the interests of investors in Notes linked to the Index.

OTHER KEY RISKS:

- The Index may not be successful and may not outperform any alternative strategy.
- The Index comprises notional assets and liabilities and therefore there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.
- The Index rebalances monthly and applies weighting caps to the Basket Constituents and sectors.
- The Index may be subject to increased volatility due to the use of leverage.
- Changes in the value of the Basket Constituents may offset each other, and correlation of performances among the Basket Constituents may reduce the performance of the Index.
- An investment in securities linked to the Index is subject to risks associated with non-U.S. markets, including emerging markets, and is subject to currency exchange risk.
- The Index was established on September 25, 2012, and therefore has limited operating history.
- JPMS, one of our affiliates, is the sponsor of the Cash Index and a reference index for one of the ETFs.
- The Index Levels incorporate the deduction of a fee of 1.0% per annum.
- You should review carefully the related *"Risk Factors"* section in the relevant disclosure statement of underlying supplement and the *"Selected Risk Considerations"* in the relevant term sheet.

J.P. MORGAN ETF EFFICIENTE DS 5 INDEX

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-199966
January 6, 2015

J.P.Morgan

January 2015

J.P. Morgan Structured Investments



The J.P. Morgan ETF Efficiente DS 5 Index

Strategy Guide

Important Information

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities linked to JPMorgan ETF Efficiente DS 5 Index (the "Strategy") are our senior unsecured obligations and are not secured debt. Investing in these securities is not equivalent to a direct investment in the Strategy or any index fund that forms part of the Strategy.

Investments in securities linked to the Strategy require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

Any historical composite performance records included in this free writing prospectus are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this free writing prospectus. No representation is being made that the Strategy will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Use of Simulated Returns
Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the securities linked to the Strategy use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. For time periods prior to the launch of an exchange-traded fund included in the Strategy and such exchange-traded fund's initial satisfaction of a minimum liquidity standard, back-testing uses alternative performance information derived from a related index, after deducting hypothetical fund fees, rather than performance information for such exchange-traded fund.

The results obtained from "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. J.P. Morgan provides no assurance or guarantee that the securities linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth below. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. JPMS is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Overview

The J.P. Morgan ETF Efficiente DS 5 Index (the "**Index**" or "**ETF Efficiente DS**") is a sequel to the JPMorgan ETF Efficiente 5 Index ("**ETF Efficiente**"). ETF Efficiente DS employs the same framework based on momentum and modern portfolio theory that underlies ETF Efficiente to determine a monthly asset allocation ("**Monthly Reference Portfolio**") that targets 5% volatility. In ETF Efficiente DS we introduce a daily volatility targeting mechanism which is overlaid on the monthly asset allocation. ETF Efficiente DS targets the 5% volatility on a daily basis by varying the exposure the Index takes to the Monthly Reference Portfolio daily ― increasing the exposure to the Monthly Reference Portfolio when the volatility of the portfolio decreases, and decreasing the exposure when the volatility of the portfolio increases.

Key features of the Index include:

- the use of ETFs to provide access to a broad range of asset classes and geographic regions;

- exposure to developed market equities, bonds (including Treasuries and corporate bonds), emerging markets, alternative investments (broad commodities exposure, gold and real estate) and inflation;

- the weights allocated to the Basket Constituents with the Monthly Reference Portfolio are dynamic and are determined monthly based on a rules-based methodology that targets an annualized volatility of 5% or less;

- an algorithmic portfolio construction which utilizes momentum and correlation across asset classes;

- The Index aims to target the volatility of 5% on a daily basis by overlaying onto the monthly asset selection a mechanism that varies the exposure the Index takes to the Monthly Reference Portfolio daily, based on historical volatility. The exposure ranges from 0% to 150%, increasing when the volatility of the portfolio decreases and decreasing when the volatility increases;

- the Index is an excess return index and reflects the weighted performance of its underlying assets (including reinvested dividends for the ETF Constituents) in excess of the performance of the JPMorgan Cash Index USD 3 Month (the "**Cash Index**"); and

- The Index levels incorporate the daily deduction fee of 1.0% per annum and are published on Bloomberg under the ticker EEJPDS5E.

The table and graph on the following page illustrate the performance of the Index based on the hypothetical back-tested closing levels from December 31, 2004 through September 24, 2012 and actual performance from September 25, 2012 to December 31, 2014. Based on the hypothetical back-tested and historical performance, the Index realized annualized returns of 5.17% per annum over the period. The "hypothetical excess return version" of an asset refers to a hypothetical index constructed from the returns of such asset with the returns of the Cash Index deducted. The hypothetical excess return versions of the S&P 500 Index and the Barclays Aggregate Bond Index will be referred to as the "**S&P 500 Index (Excess Return)**" and "**Barclays Aggregate Bond Index (Excess Return)**", respectively. There is no guarantee that ETF Efficiente DS will outperform the S&P 500 Index (Excess Return) or the Barclays Aggregate Bond Index (Excess Return) during the term of your investment in Notes linked to the Index.

Hypothetical Comparison of ETF Efficiente DS (December 31, 2004 to December 31, 2014)

	J.P. Morgan ETF Efficiente DS 5 Index	S&P 500® Index (Excess Return)	Barclays Aggregate Bond Index (Excess Return)
12 Month Return	**5.84%**	13.30%	5.60%
3 Year Return (Annualized)	**4.36%**	19.79%	2.13%
10 Year Return (Annualized)	**5.17%**	5.34%	2.44%
Annualized volatility	**5.62%**	20.44%	3.68%
Sharpe Ratio	**0.92**	0.26	0.66

Source: Bloomberg and J.P. Morgan. Data as of December 31, 2014. **Please see notes immediately following the graph below.**

Hypothetical Performance of ETF Efficiente DS (December 31, 2004 to December 31, 2014)



Source: Bloomberg and J.P. Morgan

Note: Because the Index did not exist prior to September 25, 2012, all retrospective levels provided in the graph and table above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see **"***Important Information***"** at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns.

"Return" is the percentage return of the relevant index over the period indicated, and where "Annualized" is indicated, is the annual compounded return of the relevant index over the period.

"Annualized volatility" is the annualized standard deviation of the daily returns of the relevant index for the 10-year period from December 31, 2004 through December 31, 2014.

Sharpe Ratio means the 10-Year Return divided by the annualized volatility which is also determined over 10 years.

Index Description

The construction of the Index follows a two-step process:

■ **Step 1: Construction of the Monthly Reference Portfolio:**

On a monthly basis, the Index employs an allocation strategy based on modern portfolio theory to construct a Monthly Reference Portfolio as more fully described in the section "*Monthly Reference Portfolio Construction.*" The Index seeks to identify the weights for each Basket Constituent within the Monthly Reference Portfolio that would have resulted in the hypothetical portfolio with the highest return over the previous six months while realizing an annualized volatility over the same period of 5% or less. If no such portfolio exists, the target volatility is increased in increments of 1%, and the selection procedure is repeated until a portfolio is identified.

The methodology used in constructing the Monthly Reference Portfolio for ETF Efficiente DS 5 is identical to that used in selecting the monthly asset portfolio in the JPMorgan ETF Efficiente 5 Index.

■ **Step 2: Daily Dynamic Exposure**

The Index targets a volatility of 5% on a daily basis by varying the Index's exposure to the Monthly Reference Portfolio on a daily basis. On each day, the Index's exposure to the Monthly Reference Portfolio is equal to the ratio of the 5% target volatility to the historical 1-month volatility of the Monthly Reference Portfolio, capped at 150%, as more fully described in the section "*Daily Dynamic Exposure.*"

Monthly Reference Portfolio Construction

On a monthly basis, the Index employs an allocation strategy based on modern portfolio theory to construct a Monthly Reference Portfolio. The modern portfolio theory approach to asset allocation suggests how a rational investor should allocate capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an "efficient frontier" to define the Monthly Reference Portfolio. An efficient frontier for a portfolio of assets defines the optimal return of the portfolio for a given amount of risk, using the volatility of returns of hypothetical portfolios as the measure of risk.

Illustration of the Efficient Frontier



On a monthly basis, J.P. Morgan Securities plc, acting as the ETF Efficiente DS calculation agent, will determine the allocations to the Basket Constituents within the new Monthly Reference Portfolio based on the mathematical rules that govern the selection of the Monthly Reference Portfolio. The weight for each Basket Constituent will be determined subject to certain weighting constraints, including constraints on the weight of each Basket Constituent as well as, in some cases, constraints on the sum of the weights of Basket Constituents within a sector. For more information on the weighting constraints related to the Basket Constituents comprising the Index, see "*What are the Basket Constituents?*"

The Index seeks to identify the weight for each Basket Constituent that would have resulted in the hypothetical portfolio with the highest return over the previous six months while realizing an annualized volatility over the same period of 5% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 5% or less is selected, and the weighting for such portfolio is applied to the Basket Constituents.

No assurance can be given that the ETF Efficiente DS Index will achieve its target volatility of 5%. The actual realized volatility of the ETF Efficiente DS Index may be greater or less than 5%.

On each selection date, the weighting algorithm implements the following steps:

■ The Index calculation agent identifies all Eligible Portfolios as described under *"What are the Basket Constituents?"* and calculates the performance for each portfolio for an observation period over the previous six months.

■ For each Eligible Portfolio, the Index calculation agent calculates the annualized realized volatility over the six-month period.

■ The performance and the volatilities of the Eligible Portfolios are used to construct the "efficient frontier."

■ The Index calculation agent selects the Eligible Portfolio with the strongest performance that has an annualized realized volatility equal to or less than 5%. If no such portfolio exists, the target volatility is increased in increments of 1%, and the selection procedure is repeated until a portfolio is identified.

There is no guarantee that the concept of an efficient frontier combined with modern portfolio theory will generate positive returns for the Index or that other theories applied to the portfolio of the Basket Constituents would not produce a better result than an investment linked to the Index.

What are the Basket Constituents?

The following table sets forth the Basket Constituents that compose the Index and the maximum weighting constraints assigned to each asset as well as specific groups of assets ("sectors").

Basket Constituents				
Sector / Sector Cap	Asset Class	Assets	Ticker	Asset Cap
Developed Equity 50%	U.S. Equities	SPDR S&P 500® ETF Trust	SPY	20%
	U.S. Small Cap Equities	iShares® Russell 2000 ETF	IWM	10%
	Developed Market Equities (excluding U.S.)	iShares® MSCI EAFE ETF	EFA	20%
Bonds 50%	Treasuries	iShares® 20+ Year Treasury Bond ETF	TLT	20%
	Investment Grade Bonds	iShares® iBOXX $ Investment Grade Corporate Bond ETF	LQD	20%
	High Yield Bonds	iShares® iBOXX $ High Yield Corporate Bond ETF	HYG	20%
Emerging Markets 25%	Emerging Market Equities	iShares® MSCI Emerging Markets ETF	EEM	20%
	Emerging Market Bonds	iShares® JPMorgan USD Emerging Markets Bond Fund	EMB	20%
Alternative Investments 25%	Real Estate	iShares® Real Estate Index ETF	IYR	20%
	Broad Commodities	iShares® S&P GSCI™ Commodity-Indexed Trust	GSG	10%
	Gold	SPDR® Gold Trust	GLD	10%
50%	Inflation Protected Bonds	iShares® Barclays TIPS Bond ETF	TIP	50%
	Cash	JPMorgan Cash Index USD 3 Month	JPCAUS3M	50%

Note: See the relevant disclosure statement for more information on the Index and the Basket Constituents.

An Eligible Portfolio is any hypothetical portfolio composed of the above Basket Constituents whose weights satisfy the following weighting constraints:

■ The minimum possible weight assigned to any Basket Constituent is 0%.

■ The weight assigned to each Basket Constituent is an integral multiple of 5%.

- The maximum possible weight assigned to any Basket Constituent is 20%, with the exception of (i) the JPMorgan Cash Index USD 3 Month or the iShares® Barclays TIPS Bond Fund, each of which have a maximum possible weight of 50%; and (ii) the iShares® Russell 2000 Index Fund, the iShares® S&P GSCI Commodity-Indexed Trust or the SPDR® Gold Trust, each of which have a maximum possible weight of 10%. Under certain circumstances, the weighting of the JPMorgan Cash Index USD 3 Month may be greater than 50%. The weight of the JPMorgan Cash Index USD 3 Month at any given time represents the portion of the Index that is uninvested at that time.

- The maximum possible weight assigned to (i) either the Developed Equity or the Bonds sector is 50%; and (ii) either the Emerging Markets or the Alternative Investments sector is 25%. In addition, the sum of the weights assigned to the JPMorgan Cash Index USD 3 Month and the iShares® Barclays TIPS Bond Fund cannot exceed 50%.

- The sum of the weights assigned to all Basket Constituents will be equal to 100%.

Daily Dynamic Exposure

ETF Efficiente DS targets the desired volatility of 5% on a daily basis by varying the exposure the Index takes to the Monthly Reference Portfolio daily. On each day, the exposure the Index takes to the Monthly Reference Portfolio ranges from 0% to 150% and is determined by dividing the 5% target volatility by the historical 1-month volatility of the Monthly Reference Portfolio. The exposure increases when the 1-month volatility of the Monthly Reference Portfolio decreases, and decreases when the volatility increases, employing leverage up to 150% when the volatility is less than 5%. When the daily exposure to the Monthly Reference Portfolio is less than one, the balance of the exposure is uninvested.

The figure below illustrates how the exposure to the Monthly Reference Portfolios varies with volatility.



Historical analysis

Diversified exposure

The Index aims to provide exposure across a diverse spectrum of asset classes and geographic regions.

Diversified exposure

As illustrated in the table below, equities (as represented by the S&P 500 Index) and bonds (as represented by the Barclays Capital Aggregate Index) have historically displayed negative correlation. Correlation can be described as a measure of the degree to which two components change relative to each other. A diversified approach to investing would stipulate maintaining exposure to a variety of asset classes to attempt to generate positive returns in a wide range of market environments.

Based on the rebalancing methodology and the constraints described in *"What are the Basket Constituents?"*, ETF Efficiente DS can dynamically allocate to the Basket Constituents in response to the changes in the market environment, with the potential to exploit any low historical correlations exhibited by the Basket Constituents. The hypothetical correlations below illustrate that returns of the Index have historically not been highly correlated to either bonds or equities.

Summary of hypothetical correlations for ETF Efficiente DS (December 31, 2004 – December 31, 2014)			
	ETF Efficiente DS	S&P 500 Index	Barclays Capital U.S. Aggregate Bond Index
ETF Efficiente DS	100%	32.30%	26.25%
S&P 500 Index		100%	-28.44%
Barclays Aggregate Index			100%

Source: Bloomberg and J.P. Morgan

Note: Based on the daily hypothetical back-tested and historical returns. **Future correlations may be higher or lower than the hypothetical, historical correlations in the summary above.** Because the Index did not exist prior to September 25, 2012, all retrospective levels provided in the graph and table above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see **"***Important Information***"** at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns. The correlations shown above are for informational purposes only.

Target volatility and daily dynamic exposure

As described in *"Index description*", the Index targets an annualized realized volatility of 5% via a two-step process. First, the Index selects on a monthly basis a Monthly Reference Portfolio that targets a 5% volatility. Second, the Index adjusts its exposure to the Monthly Reference Portfolio on a daily basis to target the 5% volatility. The graph below illustrates the 1-month volatility of the Monthly Reference Portfolio and the exposure that the Index would take to the portfolio.

Volatility is a measurement of the variability of returns. The historical or "realized" volatility of a portfolio can be measured in a number of ways. For the purposes of the graph below, the volatility of the Monthly Reference Portfolio is measured for a 1-month period and is calculated in the same manner as more fully described in the relevant disclosure statement or underlying supplement.



Hypothetical volatility of and exposure to the Monthly Reference Portfolio (July 1, 2005 to December 31, 2014)

Source: Bloomberg and J.P. Morgan

Note: The hypothetical, historical annualized volatility of the Monthly Reference Portfolios and exposure to the Monthly Reference Portfolios are presented for informational purposes only. The back-tested, hypothetical, historical annualized volatility and exposures have inherent limitations. These volatility and exposure levels reflect hypothetical historical performance. No representation is made that in the future the Monthly Reference Portfolios in ETF Efficiente DS will have the volatilities as shown above or that ETF Efficiente DS will have the exposures shown above to the Monthly Reference Portfolios. There is no guarantee that ETF Efficiente DS will outperform any alternative investment strategy. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual 1-month annualized volatilities and exposures will vary, perhaps materially, from this analysis. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Hypothetical historical sector allocations

The graph below illustrates the hypothetical historical allocation to the various sectors in the Monthly Reference Portfolio over time. For a detailed description of which Basket Constituents make up each sector displayed in this graph, please see *"What are the Basket Constituents?"* The graph on the following page shows the hypothetical average weight allocated to each sector over the time period.



Hypothetical sector allocations within the Monthly Reference Portfolio (January 2005 to January 2015)

Source: J.P. Morgan

Note: The hypothetical allocations are obtained from hypothetical back-testing of the ETF Efficiente DS algorithm and should not be considered indicative of the actual weights that would be assigned to the sectors or the applicable Basket Constituents during your investment in Notes linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the sectors or the applicable Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those in the hypothetical historical allocations contained in this hypothetical backtest. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Hypothetical average allocations within the Monthly Reference Portfolios in declining equity markets

July 2000 to March 2003



November 2007 to March 2009



Hypothetical average allocations within the Monthly Reference Portfolios in rising equity markets

April 2003 to October 2007



April 2009 to December 2010



Source: J.P. Morgan. Numbers have been rounded for convenience.

Note: The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual weights that would be assigned to the sectors or the applicable Basket Constituents during the term of your investment in securities linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the sectors or the applicable Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations contained in this hypothetical backtest. Please see "*Important Information*" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Risks associated with the Index

THERE ARE RISKS ASSOCIATED WITH A MOMENTUM-BASED INVESTMENT STRATEGY—
The Index employs a mathematical model intended to implement what is known as a momentum-based strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This Index is different from a strategy that seeks long-term exposure to a portfolio with fixed weights. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

THE INDEX MAY NOT ACHIEVE ITS TARGET VOLATILITY— The exposure of the Index to the synthetic portfolio of Basket Constituents is determined by a two-step process, composed of a monthly selection process to determine the weighting assigned to each Basket Constituent in the synthetic portfolio and a daily adjustment of the exposure to the synthetic portfolio intended to achieve a target annualized volatility of 5% on a daily basis. The monthly weights and daily adjustments are based on the historical volatility of the synthetic portfolio and are subject to certain constraints. However, there is no guarantee that historical trends will continue in the future. Accordingly, the actual realized annualized volatility of the Index may be greater than or less than 5%, which may adversely affect the level of the Index.

THE COMMODITY FUTURES CONTRACTS UNDERLYING THE ISHARES S&P GSCI COMMODITY-INDEXED TRUST ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES—The commodity futures contracts that underlie the iShares S&P GSCI Commodity-Indexed Trust are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the Index or your investment linked to the Index. Under these circumstances, we may, in our sole and absolute discretion, determine your payment at maturity early. Because we will not make this early determination payment until the maturity date, the amount you receive at maturity will not reflect any further appreciation of the Strategy after such early determination.

THE DAILY ADJUSTMENT OF THE EXPOSURE OF THE INDEX TO THE SYNTHETIC PORTFOLIO OF BASKET CONSTITUENTS MAY IMPACT PERFORMANCE ─ Due to the daily exposure adjustments, the Index may fail to realize gains due to price appreciation of the synthetic portfolio at a time when the exposure is less than 100% or may suffer increased losses due to price depreciation of the synthetic portfolio when the exposure is above 100%.   As a result, the Index may underperform an index that does not include a daily exposure adjustment**.**

THE INDEX MAY BE PARTIALLY UNINVESTED — The aggregate weight of the Cash Index at any given time represents the portion of the synthetic portfolio that is uninvested. In addition, when the exposure of the Index to the synthetic portfolio is less than 100%, a portion of the synthetic portfolio will be uninvested. The Index will reflect no return for any uninvested portion.

OUR AFFILIATE, J.P. MORGAN SECURITIES PLC, OR JPMS PLC, IS THE CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL—The policies and judgments of JPMS plc could have an impact, positive or negative, on the Index. JPMS plc is under no obligation to consider the interests of investors in Notes linked to the Index.

OTHER KEY RISKS:

- The Index may not be successful and may not outperform any alternative strategy.
- The Index comprises notional assets and liabilities and therefore there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.
- The Index rebalances monthly and applies weighting caps to the Basket Constituents and sectors.
- The Index may be subject to increased volatility due to the use of leverage.
- Changes in the value of the Basket Constituents may offset each other, and correlation of performances among the Basket Constituents may reduce the performance of the Index.
- An investment in securities linked to the Index is subject to risks associated with non-U.S. markets, including emerging markets, and is subject to currency exchange risk.
- The Index was established on September 25, 2012, and therefore has limited operating history.
- JPMS, one of our affiliates, is the sponsor of the Cash Index and a reference index for one of the ETFs.
- The Index Levels incorporate the deduction of a fee of 1.0% per annum.
- You should review carefully the related *"Risk Factors"* section in the relevant disclosure statement of underlying supplement and the *"Selected Risk Considerations"* in the relevant term sheet.